SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Annual Report

2009

Portugal Telecom, SGPS, S.A.

Public Company - Avenida Fontes Pereira de Melo, 40 •1069-300 Lisboa - Share capital: Euro 26,895,375

Registered in the Conservatory of the Commercial Registry of Lisbon and Collective Person under no. 503 215 058

Annual Report

2009

MANAGEMENT REPORT

INTRODUCTION	3
BUSINESS OVERVIEW	3
LEGAL INFORMATION	4
PROPOSAL FOR APLICATION OF PROFITS	4
2009 EVENTS AND RECENT DEVELOPMENTS	5

FINANCIAL STATEMENTS	8

QUALIFIED HOLDINGS	52

REPORT AND OPINION OF THE AUDIT COMMITTEE	58

STATUTORY AUDITOR’S REPORT	62

INDEPENDENT AUDITOR’S REPORT	65

Management Report

Introduction

The 2009 consolidated annual report of Portugal Telecom, SGPS, S.A. (“Company” or “Portugal Telecom”) provides a detailed explanation of its consolidated activity and the evolution of its businesses during 2009 and, as such, we propose to the shareholders the analysis of that report in conjunction with this report.

The standalone financial statements of Portugal Telecom SGPS, S.A were prepared in accordance with the accounting policies generally accepted in Portugal (“PGAAP”), while the consolidated financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”), which are applicable to the listed companies in the European Union. The reconciliation of the shareholders’ equity as at 31 December 2009 and net income for the year then ended, attributable to the Company’s shareholders, between the standalone (under PGAAP) and the consolidated financial statements (under IFRS), is as follows (amounts in Euro million):

	Net income	Shareholders' equity
Under PGAAP	530	2,008

Financial instruments (IAS 39)	(7)	(141)
Post retirement benefits (IAS 19)	60	(804)
Goodwill and licences amortization (IAS 36 e 38)	77	323
Sale and lease back transactions (IAS 17)	6	(34)
Asset retirement obligation (IAS 16)	3	(21)
Start-up and research and development expenses (IAS 38)	(7)	(14)
Foreign currency translation adjustments related to the application of the equity method (IAS 21)	22	—
Under IFRS	684	1,318

Business overview

In 2009, apart from management of investments, Portugal Telecom did not conduct any other activity. In 2008, on a standalone basis, operating revenues resulted from management services rendered to Vivo Participações, S.A. until August 2008, when the contract entered into with this company ended and was not renewed.

Legal Information

•             There are no amounts due to the Portuguese State and the Social Security.

•             The Company and its board and supervisory members did not enter into any material businesses or transactions, except for those mentioned in Note 44 of the 2009 Consolidated Annual Report.

Proposal for application of profits

Considering that the net income for the year ended 31 December 2009 was Euro 529,778,473, and that as of that date the legal reserve represents at least 20% of the share capital, and therefore complies with the number 1 of the article 295.º of the Portuguese Securities Code, the Board of Directors proposes:

•             The total amount of Euro 515,494,687.5 shall be paid to the shareholders, corresponding to 57,5 Euro cents per share, with respect to the total number of issued shares, and the remaining amount of Euro 14,283,785.5 shall be transferred to retained earnings;

•             As it is not possible to determine precisely the number of own shares that will be held in treasury on the date of the above mentioned payment without limiting the Company’s capacity of intervention, the distribution of the overall amount of Euro 515,494,687.5, as provided for in the paragraph above, calculated on the basis of a unit amount per share issued (in this case, 57.5 Euro cents per share), shall be executed as follows:

a)              Each share issued be paid the unit amount of 57.5 Euro cents;

b)             The amount corresponding to the shares that belong to the Company itself on the day of the payment of the above mentioned amount (calculated on said unit amount of 57.5 Euro cents per share issued), which is not paid, shall be transferred to retained earnings.

•             Considering that the shares resulting from the conversion of exchangeable bonds issued have the right to the payment mentioned above:

a)              Each share resulting from the conversion of convertible bonds and entitled to a dividend be paid the said unit amount of 57.5 Euro cents;

b)             The payment to each share resulting from the conversion of convertible bonds be carried out by using the retained earnings that are available after the payment mentioned above.

2009 events and recent developments

The 2009 events and recent developments are described in the 2009 Consolidated Annual Report of Portugal Telecom.

Lisbon, 3 March 2010

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

Carlos Alves Duarte, Executive Director

Rui Pedro Soares, Executive Director

Manuel Rosa da Silva, Executive Director

Fernando Soares Carneiro, Executive Director

Shakhaf Wine, Executive Director

José María Álvarez-Pallete Lopéz, Non-Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

Santiago Fernández Valbuena, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Anibal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Gerald Shephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

António Manuel Palma Ramalho, Non-Executive Director

Francisco Texeira Pereira Soares, Non-Executive Director

Jorge Humberto Correia Tomé, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Financial Statements

PORTUGAL TELECOM, SGPS, S.A.

BALANCE SHEETS

AS AT 31 DECEMBER 2009 AND 2008

(Amounts stated in Euro)

		2009			2008
		Gross	Amortization	Net	Net
Assets	Notes	assets	and adjustments	assets	assets

FIXED ASSETS:
Intangible fixed assets:
Research and development expenses	8,10	7,305,329	(7,305,329)	—	—
Industrial property and other rights	8,10	626,704	(626,704)	—	18,747
Goodwill	9.10	149,484,379	(61,434,340)	88,050,039	90,474,041
		157,416,412	(69,366,373)	88,050,039	90,492,788

Tangible fixed assets:
Buildings and other constructions	10	111,715	(111,715)	—	34,135
Transport equipment	10	1,427,126	(909,267)	517,859	558,284
Tools and dies	10	574	(574)	—	—
Administrative equipment	10	903,600	(875,843)	27,757	47,349
Other fixed tangible assets	10	1,045,754	(70,000)	975,754	996,633
		3,488,769	(1,967,399)	1,521,370	1,636,401

Financial investments:
Investments in Group companies	10.16	2,427,704,089	—	2,427,704,089	1,739,221,801
Loans granted to Group companies	10.16	9,078,580,268	—	9,078,580,268	9,368,252,297
Investments in associated companies	10.16	78,344,033	(1,995,192)	76,348,841	52,754,701
Loans granted to associated companies	10.16	38,423,199	(2,588,741)	35,834,458	35,318,668
Investments in other companies	10.16	1,593,306	—	1,593,306	1,356,188
Advances for investments	10	32,000	—	32,000	2,117,000
		11,624,676,895	(4,583,933)	11,620,092,962	11,199,020,655
CURRENT:
Accounts receivable:
Group companies	16	824,588,884	—	824,588,884	277,323,663
Advances to suppliers		83,974	—	83,974	88,563
State and other public entities	49	44,345,636	—	44,345,636	129,915,108
Other debtors		14,409,780	(37,249)	14,372,531	21,114,574
		883,428,275	(37,249)	883,391,026	428,441,908

Bank deposits and cash:
Bank deposits	53	34,589,078	—	34,589,078	324,727,073
Cash	53	2,000	—	2,000	2,000
		34,591,078	—	34,591,078	324,729,073

Accruals and deferrals:
Accrued income	50	32,670,455		32,670,455	34,638,331
Prepaid expenses	50	2,141,450		2,141,450	2,660,190
Deferred taxes	6	3,715,393		3,715,393	17,833,899
		38,527,298		38,527,298	55,132,420
Total amortization			(71,333,772)
Total adjustments			(4,621,182)
Total assets		12,742,128,727	(75,954,954)	12,666,173,773	12,099,453,245

The accompanying notes form an integral part of the balance sheet as at 31 December 2009.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

BALANCE SHEETS

AS AT 31 DECEMBER 2009 AND 2008

(Amounts stated in Euro)

Shareholders’ Equity and Liabilities	Notes	2009	2008

SHAREHOLDERS’ EQUITY
Share capital	36,40	26,895,375	26,895,375
Adjustments to shareholders’ equity of subsidiaries and associates	40	1,122,778,402	393,744,049
Reserves:
Legal reserve	40	6,773,139	6,773,139
Other reserves	40	118,024,008	137,381,149
Retained earnings	40	203,306,065	148,823,527
Net income for the year	40	529,778,473	488,717,970
Total shareholders’ equity		2,007,555,462	1,202,335,209

LIABILITIES:
Provisions
Provisions for taxes	34	20,024,631	21,035,793
Other provisions	34	76,262,184	155,733,797
		96,286,815	176,769,590
Accounts payable - non current:
Bonds	48	750,000,000	750,000,000
Bank loans	48	367,592,977	477,644,528
Other loans	48	2,121,200,000	1,490,700,000
Fixed asset suppliers	15	197,532	251,987
		3,238,990,509	2,718,596,515
Accounts payable - current:
Bank loans	48	110,051,551	110,051,551
Other loans	48	355,500,000	686,326,163
Accounts payable trade		2,050,089	4,939,385
Accounts payable trade - invoices in conference		226,773	226,774
Group companies	16	45,002,357	718,130,468
Other shareholders		689,764	665,485
Fixed asset suppliers		248,424	303,548
State and other public entities	49	799,197	114,774,600
Other creditors		47,257	132,548
		514,615,412	1,635,550,522
Accruals and deferrals:
Accrued expenses	50	41,200,222	68,487,317
Deferred income	50	6,767,525,353	6,297,714,092
		6,808,725,575	6,366,201,409

Total liabilities		10,658,618,311	10,897,118,036
Total shareholders’ equity and liabilities		12,666,173,773	12,099,453,245

The accompanying notes form an integral part of the balance sheet as at 31 December 2009.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

INCOME STATEMENTS (BY NATURE)

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Amounts stated in Euros)

	Notes	2009		2008
COSTS AND LOSSES
Supplies and external services			5,691,004		6,761,638
Wages and salaries:
Remuneration		13,401,141		11,483,308
Social Security charges		1,016,753	14,417,894	444,330	11,927,638

Depreciation and amortization	10	345,225		1,823,606
Provisions	34	3,627,575	3,972,800	5,260,937	7,084,543

Taxes		1,320,819		1,210,634
Other operating costs		230,070	1,550,889	154,504	1,365,138
(A)			25,632,587		27,138,957

Goodwill amortization	45,10	9,959,142		10,151,618
Losses in Group and associated companies	45	4,059,757		32,927,094
Interest and other financial costs:
Related to Group companies	45	74,312		5,757,009
Other	45	184,538,476	198,631,687	134,460,331	183,296,052
(C)			224,264,274		210,435,009

Extraordinary costs	46		27,910,607		9,547,422
(E)			252,174,881		219,982,431

Income tax	6		(20,815,121)		(14,318,693)
(G)			231,359,760		205,663,738

Net income			529,778,473		488,717,970
			761,138,233		694,381,708

INCOME AND REVENUES
Services rendered			—		16,641,249
Supplementary income			—		97,442
(B)			—		16,738,691

Return from short-term investments	45	16,015		35,862
Gains in Group and associated companies	45	591,515,995		524,341,777
Other interest and financial income:
Related to Group companies	45	63,234,349		53,151,661
Other	45	20,541,017	675,307,376	29,783,160	607,312,460
(D)			675,307,376		624,051,151

Extraordinary income	46		85,830,857		70,330,557
(F)			761,138,233		694,381,708

Operating income:	(B)-(A)		(25,632,587)		(10,400,266)
Net financial income:	(D-B)-(C-A)		476,675,689		424,016,408
Current income:	(D)-(C)		451,043,102		413,616,142
Income before tax:	(F)-(E)		508,963,352		474,399,277
Net income	(F)-(G)		529,778,473		488,717,970

The accompanying notes form an integral part of the income statement (by nature) for the year ended 31 December 2009.

Accountant	The Board of Directors

PORTUGAL TELECOM SGPS, S.A.

INCOME STATEMENTS (BY FUNCTIONS)

FOR THE YEARS ENDED 31 DECEMBER 2009 AND 2008

(Amounts stated in Euro)

	Note 52	2009	2008
Services rendered	a)	—	16,641,249
Costs of services rendered	b)	—	(14,770,742)
Gross profit		—	1,870,507

Other operating income and revenues		—	98,666
Administrative costs		(340,452)	(419,896)
Other operating costs	c)	(32,243,821)	(10,179,695)
Operating profit		(32,584,273)	(8,630,418)

Net financing costs	d)	(100,837,422)	(57,282,519)
Net gains (losses) in subsidiaries and associated companies	e)	616,387,190	531,464,808
Net gains (losses) on other investments		16,015	35,862

Current profit		482,981,510	465,587,733
Income tax	f)	46,796,963	23,130,237
Net income		529,778,473	488,717,970

Earnings per share		0.59	0.55

The accompanying notes from an integral part of the income statement (by functions) for the year ended 31 December 2009.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

CASH FLOW STATEMENTS

FOR THE YEARS ENDING 31 DECEMBER 2009 AND 2008

(Amounts stated in Euros)

	Notas	2009	2008
OPERATING ACTIVITIES:
Collections from clients	53.a)	10,767,183	30,437,731
Payments to suppliers		(18,225,675)	(9,856,235)
Payments to employees		(13,758,489)	(11,798,477)
Cash flows from operations		(21,216,981)	8,783,019

Receipts (payments) relating to income taxes	53.b)	20,500,376	(63,250,312)
Other receipts (payments) relating to operating activities		5,585,779	(9,729,954)
Cash flows generated before extraordinary activities		4,869,174	(64,197,247)

Receipts (payaments) relating to extraordinary activities		(55,817)	(65,345)
Cash flows from operating activities (1)		4,813,357	(64,262,592)

INVESTING ACTIVITIES:
Cash receipts resulting from:
Short-term financial applications		—	1,320,287,460
Financial investments	53.c)	346,187,140	1,151,896,135
Tangible fixed assets		5,731	417,861
Loans granted	53.d)	63,536,444	372,271,602
Interest and related income		89,466,730	43,242,313
Dividends	53.e)	343,090,976	542,970,970
		842,287,021	3,431,086,341
Payments resulting from:
Short-term financial applications		—	(433,197,509)
Financial investments	53.f)	(29,897,696)	(615,877,664)
Tangible fixed assets		(56,372)	(78,825)
Loans granted		—	(1,407,161,946)
		(29,954,068)	(2,456,315,944)
Cash flow from investing activities (2)		812,332,953	974,770,397

FINANCING ACTIVITIES:
Cash receipts resulting from:
Loans obtained	53.g)	27,108,205,257	43,407,158,455
Other financing activities	40	10,087,800	7,472,641
		27,118,293,057	43,414,631,096

Payments resulting from:
Loans obtained	53.h)	(27,501,816,959)	(42,311,194,716)
Lease rentals		(298,751)	(658,130)
Interest and related expenses		(169,108,713)	(150,634,077)
Dividends	40	(515,494,688)	(541,967,947)
Acquisition of treasury shares		—	(1,049,745,618)
Other financing activities	53.i)	(37,616,042)	—
		(28,224,335,153)	(44,054,200,488)
Cash flow from financing activities (3)		(1,106,042,096)	(639,569,392)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		(288,895,786)	270,938,413
Effect of exchange differences		(1,242,209)	198,373
Cash and cash equivalents at the beginning of the period	53.j)	324,729,073	53,592,287
Cash and cash equivalents at the end of the period	53.j)	34,591,078	324,729,073

The accompanying notes form an integral part of the cash flow statement for the year ended 31 December 2009.

Accountant	The Board of Directors

PORTUGAL TELECOM, SGPS, S.A.

NOTES TO THE FINANCIAL STATEMENTS

As at 31 de December 2009

(Amounts in Euro)

Introduction

Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or “Company”) and its subsidiaries and associated companies (Note 16), which represent its corporate Group (“Portugal Telecom Group” or “Group”), operate primarily in the telecommunications sector, in Portugal and in foreign countries.

These financial statements, which are related to the Company on a standalone basis, were prepared in accordance with accounting principles generally accepted in Portugal, and, as such, the financial investments were accounted for under the equity method, as explained in Note 3.c). The Company prepared and presented separately its consolidated financial statements, which include the financial statements of the companies controlled by Portugal Telecom. In these standalone financial statements, the shareholders’ equity as at 31 December 2009 and the net income for the year then ended include the effect of the consolidation of the shareholders’ equity and net income of the Company’s subsidiaries, based on their respective financial statements, but do not include the effect of the fully proportionally consolidation of their assets, liabilities, costs and revenues.

The consolidated financial statements of Portugal Telecom have been prepared, since 1 January 2005, in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union. Therefore, the shareholders’ equity as at 31 December 2009 and 2008 and the net income for the years then ended, which are included in the consolidated financial statements of Portugal Telecom, differ from the amounts presented in these standalone financial statements.

a)             Shareholders

As a result of the privatization process between 1 June 1995 and 4 December 2000, Portugal Telecom’s share capital is held mainly by private shareholders. As at 31 December 2009, the Portuguese State and its controlled entities owned, 9.72% of the capital of Portugal Telecom, including the 500 Class A shares (Note 36), which grant it special rights.

b)             Listed shares

The shares of Portugal Telecom are listed on the Euronext and on the NYSE - New York Stock Exchange.

3.                  Basis of presentation and main accounting policies

The standalone financial statements of Portugal Telecom were prepared in accordance with the accounting principles established under the Official Accounting Plan (“POC”) and other Portuguese legislation, and, when appropriate, in accordance with the International Financial Reporting Standards; these financial statements were prepared in accordance with the principle of historic cost and with the accounting principles of prudence, going concern assumption, accrual basis, consistency, materiality and substance over form.

The notes of this report use the order and index defined by the POC for presentation of standalone financial statements. Certain notes were not included in this report because they are not applicable to the Company or because its presentation is not considered relevant for the analysis of the standalone financial statements.

The main valuation criteria used in the preparation of these standalone financial statements were as follows:

a) Intangible fixed assets

Intangible fixed assets include primarily goodwill arising from the acquisition of equity investments in Group and associated companies, which is amortized in accordance with the criteria mentioned in Note 9.

b) Tangible fixed assets

Tangible fixed assets are stated at acquisition cost and are amortized on a straight line basis from the month they are incorporated or available for use.

The depreciation rates correspond to the following estimated average economic useful lives (in years):

Buildings and other constructions	3 -5
Transport equipment	4
Administrative equipment	3 – 8
Other tangible fixed assets	3 – 8

c) Financial investments

Financial investments in Group and associated companies are recorded under the equity method of accounting, being initially recorded at acquisition cost. The difference between the acquisition cost and the value corresponding to the Company’s proportion in the equity of those companies at the acquisition date, if positive, is recorded as goodwill and amortized over the recoverable period of the investment, and, if negative, is recorded under shareholders’ equity under the caption “Adjustments to shareholders’ equity of subsidiaries and associates”.

In accordance with the equity method of accounting, financial investments are adjusted for the Company’s share in net income and other changes in shareholders’ equity, which are recorded under financial income or costs, and as adjustments to capital of subsidiaries and associates, respectively. Dividends distributed by subsidiaries and associated companies are deducted from financial investments when they are attributed. Additionally, the accumulated losses that exceed the total investment amount are recorded under the caption “Provisions for losses in financial investments” (Note 34).

Gains resulting from the disposal of subsidiaries and associated companies within the Group are deferred or reversed until the date these investments are disposed of to a third party. Whenever these gains are deferred, its recognition in earnings is recorded under the caption “Extraordinary income”, on the same proportion that goodwill recorded by the acquirer is amortized (Note 46.a).

Additional capital contributions and loans granted to Group and associated companies are recorded at nominal value, reduced by adjustments for estimated losses if applicable.

The financial investments in other companies (interests lower then 20%) are recorded at acquisition cost or, for loans granted, at nominal value, reduced by adjustments for estimated losses if applicable.

d) Finance leasing

Fixed assets acquired under finance lease contracts, which meet the conditions of Accounting Directive no. 25, as well as the corresponding liabilities, are recorded in the balance sheet and are amortized in accordance with the useful lives referred to in Note 3.b). The capital and interest components of the rents related to the finance lease contracts are recorded as a reduction to the liability and as financial costs, respectively (Note 15).

e) Accruals and deferrals

The Company records its revenue and expenses as they are generated or incurred, regardless of when they are received or paid.

f) Balance classification

Realizable assets and liabilities due over a period greater than one year from the balance sheet date are classified under non-current assets and non-current liabilities, respectively.

g) Vacation pay and vacation subsidy

Vacation pay and vacation subsidies are recorded as a cost for the period in which the employee acquires the right to receive them. Consequently, the amount of vacation pay and subsidies due and unpaid at the balance sheet date has been estimated and included under the caption “Accruals and deferrals” (Note 50).

h) Income tax

From the year 2000, Portugal Telecom adopted the special taxation regime for Groups of companies, which applies to all companies in which it holds, directly or indirectly, at least 90% of the share capital and that, simultaneously, are located in Portugal and are subject to corporate income tax. Any gain generated as a result of the adoption of this regime is recorded in earnings under the caption “Gains in Group and associated companies” (Note 45.d). The companies which are not under this regime are subject to corporate income tax on a standalone basis, based on the respective taxable profits and tax rates.

The income tax recorded in the financial statements was assessed in accordance with the terms of the Accounting Directive no. 28. In assessing the cost of income tax for the year, besides the current tax determined on the basis of profit before-tax adjusted for in accordance with tax legislation, it is also considered the effects resulting from temporary differences between the income before tax and the taxable earnings arising in that year or in the preceding ones, as well as the effect of reportable tax losses at the balance sheet date. Deferred tax assets are only recorded when there is a reasonable expectation of sufficient future tax profits which allow their use, or when there is deferred tax liabilities whose reversal is expected to occur in the same period in which those deferred tax assets will be reversed.

The current or deferred income tax related to transactions recorded directly in reserves or retained earnings, is also recorded directly in those same captions, without any impact in the net income for the period.

Deferred tax assets and liabilities are computed and evaluated annually, using the taxation rates which are expected to be in force at the date of reversal of these temporary differences, and other relevant changes in the tax legislation.

i) Foreign currency balances and transactions

All assets and liabilities expressed in foreign currency and for which no agreement on fixing the exchange rate exists, were converted into Euros using the exchange rates applicable at the balance sheet date (Note 4).

Favourable and unfavourable exchange rate differences arising from the differences between exchange rates in force at the date of the respective transactions and those applying on the date of collection, payment or balance sheet date have been recorded as income and costs in the income statements (Note 45).

For purposes of the application of the equity method of accounting, the exchange rate differences arising from the conversion into Euros of the financial statements of subsidiaries and associated companies presented in foreign currency is made through the following exchange rates:

•                  Exchange rate at the balance sheet date, for the conversion of assets and liabilities;

•                  Average exchange rate of the period, for the conversion of the income statements and cash flows; and

•                  Historical exchange rates, for the conversion of the captions of shareholders’ equity.

The exchange rate differences arising from the conversion into Euros of the financial statements of subsidiaries and associated companies presented in foreign currency have been included in shareholders’ equity under the caption “Adjustments to shareholders’ equity of subsidiaries and associates” (Note 40).

j) Financial instruments and risk management

Financial instruments include primarily interest and exchange rate swaps and equity swaps over own shares.

The interest rate and exchange rate swaps are contracted to reduce the exposure to fluctuations in interest and exchange rates, following the policy of hedging financial liabilities. In addition, Portugal Telecom also enters into forwards and exchange rate options (Note 51).

The gains or losses resulting from derivative instruments which are hedging the risks mentioned above, are recorded in earnings in order to compensate the losses and gains related to the respective assets and liabilities. If the instruments are not hedging those risks, or are not related to any specific risk, they are recorded at fair value at the balance sheet date, with gains and losses related to the change in the fair value recorded in earnings.

Fees received or paid, as well as other expenses incurred in connection with these transactions, are recognized in earnings through the period of these transactions.

Equity swaps over own shares were contracted in connection with the share buyback program, with the purpose of allowing a more flexible execution of the program.

4.                  Rates Used for Conversion of Balances into Foreign Currency

Assets and liabilities as at 31 December 2009 and results for the year then ended denominated in foreign currencies were translated into Euros using the following exchange rates:

	Closing	Average
	exchange	exchange
Designation	rate	rate
US Dollar	1.4406	1.3948
British Pound	0.8881	0.8881
Brazilian Real	2.5113	2.7674

6.              Taxes

(a)     The Company is subject to corporate income tax (“IRC”), at a normal rate of 25%, added by a municipal tax up to a maximum of 1.5%, resulting in an aggregate tax rate of 26.5%.

In the year ended 31 December 2009, the taxable profit of the Company was estimated in accordance with the special taxation regime for groups of companies (“tax consolidation”), including the following companies: PT Comunicações, S.A. (“PT Comunicações”); TMN — Telecomunicações Móveis Nacionais, S.A. (“TMN”); PT Prime — Soluções Empresariais de Telecomunicações e Sistemas, S.A. (“PT Prime”); PT Contact — Telemarketing e Serviços de Informação, S.A. (“PT Contact”); PT Imobiliária, S.A. (“PT Imobiliária”); PT Inovação, S.A. (“PT Inovação”); PT Móveis, SGPS, S.A. (“PT Móveis”); PT Pro - Serviços Administrativos e de Gestão Partilhados, S.A. (“PT Pro”); PT-Sistemas de Informação, S.A. (“PT SI”); PT Compras - Serviços de Consultoria e Negociação, S.A. (“PT Compras”); PT Participações SGPS, S.A. (“PT Participações”); PT Investimentos Internacionais — Consultoria Internacional, S.A. (“PT II”); PT Prestações — Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”); PT Portugal, SGPS, S.A. (“PT Portugal”); PT Sales, S.A. (“PT Sales”); PT Centro Corporativo, S.A. (“PT Centro Corporativo”); and Infonet Portugal — Serviços de Valor Acrescentado, Lda. (“Infonet”).

(b)    In accordance with the prevailing legislation, taxation returns are subject to review and correction by the fiscal authorities during a period of four years (five years for Social Security, with a period of ten years formerly applying for payments and contributions for years prior to 2001), except where there have been tax losses, fiscal benefits have been granted, or there are inspections, claims or challenges under way; in such cases these periods may be extended or suspended, depending on the circumstances. Based on the information supplied by its tax advisory services, the Board of Directors considers that any corrections to the tax returns that might result from reviews carried out by the tax authorities will not have a significant effect on the financial statements as at 31 December 2009, considering the provisions record and the actual expectations to resolve the current situations (Note 34).

As at 31 December 2009, there are some tax contingencies against certain Portuguese subsidiaries of the Group which are primarily related to the deductibility of certain financial costs incurred between 2004 and 2007 (Euro 120 million) and the deductibility of a capital loss occurred in 2007 following the liquidation of a subsidiary (Euro 63 million). The Company already received tax assessments regarding these matters for all the years mentioned above and granted bank guarantees to tax authorities totaling Euro 78 million (Note 18) related to the years 2004 and 2005. As at 31 December 2009, Portugal Telecom strongly disagrees with these assessments and considers, based on the opinion of its tax advisers, that there are solid arguments to oppose the position of the tax authorities.

(c)              In relation to the Value Added Tax, the Company uses the effective allocation and the pro rate method in order to compute the deductible tax.

(d)             The detail of balances and movements occurred in deferred tax assets during the year ended 31 December 2009 was as follow:

	Opening balance	Net income	Ending balance
Financial instruments (i)	14,590,299	(14,590,299)	—
Other	3,243,600	471,793	3,715,393
	17,833,899	(14,118,506)	3,715,393

(i)        As at 31 December 2008, these deferred tax assets were related primarily to: (1) exchange rate swaps existing as at that date amounting to Euro 43.3 million (Notes 50 and 51), which were settled in 2009; and (2) exchange and interest rate swaps entered into by Portugal Telecom (Note 51), which still existed as at 31 December 2009, but, following a decision from the Portuguese Tax Authority in 2009, there is no longer any difference between the accounting and tax basis regarding this matter.

The reconciliation between the nominal tax rate and the income tax recorded in the income statement is as follows:

Income before taxes	508,963,352
Nominal tax rate	26.5%
Estimated tax charge	134,875,288

Permanent differences (i)	(160,490,210)
Reversal of deferred taxes from previous years (ii)	2,923,184
Effect of the change in municipal tax (iii)	1,938,730
Collection adjustments	(62,113)
(20,815,121)

Income tax has the following composition:
Income tax-current (Note 49)	(34,933,627)
Deferred tax	14,118,506
(20,815,121)

(i)              The detail of permanent differences is as follows:

Effect of the equity method of accounting (Notes 45.b) and d))	(545,071,860)
Recognition of deferred capital gains (Note 46)	(67,059,241)
Gains on disposal of other investments (Note 46)	(13,647,630)
Gain related to the tax consolidation regime (Note 45.d)	(42,384,378)
Non deductibility of certain financial costs	36,476,578
Adjustments to the provision for income taxes of previous year (Note 46)	17,216,274
Goodwill amortization (Note 45)	9,959,142
Other	(1,112,318)
(605,623,433)
Nominal tax rate	26.5%
(160,490,210)

(ii)   This caption corresponds to the reversal of a deferred tax recognized in previous years related to interest and exchange rate swaps entered into by Portugal Telecom, following a decision by the Portuguese Tax Authority in 2009 regarding to taxation of these operations. The difference as at 31 December 2008 was considered for tax purposes in 2009 as an adjustment to the provision for income taxes of previous periods.

(iii)  In accordance with tax legislation in force, municipal tax is only applicable for collectable tax, and, as such, when tax losses occurs, the tax rate applicable is only 25%.

7.              Average number of employees

In 2009 and 2008, the average number of employees working for the Company, which includes employees of other Group companies, is as follows:

	2009	2008

Effective personnel	23	20
Personel on term contract	—	1
	23	21
Personnel on loan from other entities	3	3
	26	24

The liabilities with post retirement benefits related to employees from other Group companies were recorded directly by those companies and the respective cost was then invoiced to Portugal Telecom and included under the caption “Wages and salaries”.

8.      Research and development expenses and industrial property and other rights

As at 31 December 2009 and 2008, these captions are as follows:

	2009	2008

Research and development expenses:
Studies and projects	7,305,329	7,305,329
Accumulated amortization	(7,305,329)	(7,305,329)
	—	—

Industrial property and other rights:
Software user licenses	433,050	433,050
Other	193,654	193,654
Accumulated amortization	(626,704)	(607,957)
	—	18,747

9.              Goodwill

As at 31 December 2009, the detail of goodwill is as follows (Note 10.a):

	Gross amount	Accumulated amortization	Net amount

Páginas Amarelas	89,338,063	(32,385,048)	56,953,015
UOL	60,146,316	(29,049,292)	31,097,024
	149,484,379	(61,434,340)	88,050,039

Goodwill resulting from acquisitions of financial investments is depreciated on a straight line basis during the expected period of recovery of the investment, which is 20 and 10 years for Páginas Amarelas and UOL, respectively.

10.    Fixed assets

a)              Intangible and tangible fixed assets

During 2009, the movements in intangible and tangible fixed assets, as well as in the respective accumulated depreciation, were as follows:

	Gross assets
	Opening balance	Increases	Disposals	Foreign currency translation adjustments (Note 40)	Closing balance

Intangible fixed assets:
Research and development expenses	7,305,329	—	—	—	7,305,329
Industrial property and other rights	626,704	—	—	—	626,704
Goodwill (Note 9)	136,197,176	—	(377,006)	13,664,209	149,484,379
	144,129,209	—	(377,006)	13,664,209	157,416,412

Tangible fixed assets:
Buildings and other constructions	111,715	—	—	—	111,715
Transport equipment	1,270,880	214,032	(57,786)	—	1,427,126
Tools and dies	574	—	—	—	574
Administrative equipment	892,942	10,658	—	—	903,600
Other tangible fixed assets	1,045,754	—	—	—	1,045,754
	3,321,865	224,690	(57,786)	—	3,488,769

	Accumulated depreciation
	Opening balance	Increases	Disposals	Foreign currency translation adjustments (Note 40)	Closing balance

Intangible fixed assets:
Research and development expenses	7,305,329	—	—	—	7,305,329
Industrial property and other rights	607,957	18,747	—	—	626,704
Goodwill (Notes 9 and 45)	45,723,135	9,959,142	—	5,752,063	61,434,340
	53,636,421	9,977,889	—	5,752,063	69,366,373

Tangible fixed assets:
Buildings and other constructions	77,580	34,135	—	—	111,715
Transport equipment	712,596	241,214	(44,543)	—	909,267
Tools and dies	574	—	—	—	574
Administrative equipment	845,593	30,250	—	—	875,843
Other tangible fixed assets	49,121	20,879	—	—	70,000
	1,685,464	326,478	(44,543)	—	1,967,399

b)              Financial investments

During 2009, the movements in financial investments were as follows:

	Opening balance	Increases (i)	Disposals (ii)	Adjustments and transfers (iii)	Reductions (iv)	Equity method (v)	Dividends (vi)	Closing balance

Financial investments:
Investments in Group companies (Note 16)	1,739,221,801	23,912,696	(277,509,177)	734,483	(11,000,000)	1,295,586,240	(343,241,954)	2,427,704,089
Loans granted to Group companies (Note 16)	9,368,252,297	2,700,000	(268,408,872)	(9,463,157)	(14,500,000)	—	—	9,078,580,268
Investments in associated companies (Note 16)	54,749,893	—	(715,689)	—	—	24,379,954	(70,125)	78,344,033
Loans granted to associated companies (Note 16)	38,516,979	—	—	(93,780)	—	—	—	38,423,199
Investments in other companies (Note 16)	1,356,188	237,119	—	—	—	—	—	1,593,306
Advances for investments	2,117,000	—	—	(2,085,000)	—	—	—	32,000
	11,204,214,158	26,849,815	(546,633,738)	(10,907,454)	(25,500,000)	1,319,966,194	(343,312,079)	11,624,676,895

Adjustments for financial investments	(5,193,503)	—	—	609,570	—	—	—	(4,583,933)
	11,199,020,655	26,849,815	(546,633,738)	(10,297,884)	(25,500,000)	1,319,966,194	(343,312,079)	11,620,092,962

(i)          The increase in the caption “Investments in Group companies” includes Euro 23,912,696 (Note 53.f) related to a share capital increase in PT Brasil. The increase in the caption “Loans granted to Group companies” is related to additional paid in capital contributions granted to PT II amounting to Euro 2,700,000 (Note 53.f).

(ii)       The disposals of investments in Group companies are related to the disposal of the investments in PT Inovação and PT Sales to PT Portugal and to the disposal of the investment in PT Ventures to Africatel. The amounts received, the book value of the financial investments disposed off, including additional paid in capital contributions, and the capital gains obtained with these transactions are as follows:

	PT Inovação	PT Sales	PT Ventures	Total
Sale price of the investment and additional paid in capital contibutions (Note 53.c) (a) (b)	135,000,000	33,000	712,109,004	847,142,004
Investment in Group companies	9,775,587	29,632	267,703,958	277,509,177
Additional paid in capital contibutions (b)	4,993,990	—	123,200,000	128,193,990
Capital gains related to the disposal of the financial investment (c)	120,230,423	3,368	321,205,046	441,438,837

(a)          The amount for which PT Ventures was disposed off has been advanced by Africatel in previous years, with the related account payable as at 31 December 2008 being included under the caption “Accounts payable to Group companies” (Note 16).

(b)         The sale price of these transactions includes the disposal of the investment and the right to the repayment of additional paid in capital contributions at nominal value.

(c)          Capital gains obtained under these operations, resulted from the disposal of the investments, as paid in capital contributions were repaid at nominal value, as mentioned above. Regarding the capital gain obtained with the disposal of PT Ventures, it includes Euro 13,647,630 (Note 46) recognized in earnings and an amount of Euro 307,557,416 (Note 50) which was deferred. In relation to the total capital gains, an amount of Euro 427,791,207 (Note 50.c) was deferred, in accordance with the accounting policy mentioned in Note 3.c), and an amount of Euro 13,647,630 was recognized in earnings (Note 46).

Regarding the above transactions, as well as the disposals of PT Pro and PT SI to PT Portugal (Note 34), additional paid in capital contributions, which are included in the sale price, and loans granted to the disposed off companies were repaid at the nominal value, as follows:

Additional paid in capital contibutions:
PT Ventures	123,200,000
PT Pro (Note 34)	87,585,912
PT SI (Note 34)	16,028,970
PT Inovação	4,993,990

Loans:
PT Inovação (Note 53.c)	22,600,000
PT Pro (Note 53.c)	14,000,000
268,408,872

The disposals of investments in associated companies are related to the disposal of a 0.22% stake in Universo Online, S.A. (“UOL”) for an amount of Euro 1,054,140 (Note 53.c). As a result, the interest of Portugal Telecom decreased from 22.17% to 21.95%

(iii)  The adjustments and transfers include mainly: (i) an amount of Euro 4,261,612 (Note 34) related to the conversion of additional paid in capital contributions granted to PT Prime Tradecom into share capital; and (ii) an amount of Euro 6,302,927 (Note 34) related to the conversion of loans and advances for financial investments granted to PT Ásia into share capital.

(iv)  The reduction in the caption “Investments in Group companies “ include an amount of Euro 11,000,000 related to a share capital reduction at PT Imobiliária (Note 53.c).

The reduction in the caption “Loans to Group companies” is related to the repayment of additional paid in capital contributions granted to PT Participações and PT Compras amounting to Euro 13,600,000 and Euro 900,000, respectively (Note 53.c).

(v)   The movements in financial investments related to the application of the equity method of accounting were recorded under the following captions:

Increases:
Gains in Group and associated companies (Note 45.d)	545,625,098
Adjustments to shareholders’ equity of subsidiaries and associates (Note 40)	789,706,734

Reductions:
Losses in Group and associated companies (Note 45.b)	(1,475,428)
Adjustments to shareholders’ equity of subsidiaries and associates (Note 40)	(13,890,210)
1,319,966,194

(vi)    The dividends paid by Group and associated companies are as follows:

PT Portugal (Note 53.e)	302,142,046
Africatel (Note 53.e)	15,300,000
PT Finance BV (Note 53.e)	12,505,641
PT Inovação (Note 53.e)	12,427,016
PT Centro Corporativo (Note 53.e)	630,133
PT Prime Tradecom	237,119
343,241,954

PT Prime Tradecom distributed  a dividend in kind to its shareholders corresponding to the financial investment in the company Vortal, which was included under the caption “Investments in other companies”.

c) Recoverable amount of financial investments

As at 31 December 2009, Portugal Telecom, based on the business plans of its subsidiaries and associated companies, believes that the carrying value of its financial investments in Group and associated companies (including goodwill net of accumulated depreciation) does not exceed the respective fair value.

15.    Finance leases

As at 31 December 2009, the Company had transport equipment under finance lease contracts, with the related liabilities for the remaining lease payments being as follows:

	Capital		Interest
	Short- term	Medium and long term	Short- term	Medium and long term	Total
2010	247,519	—	14,025	—	261,544
2011	—	143,686	—	5,489	149,175
2012	—	53,846	—	783	54,629
	247,519	197,532	14,025	6,272	465,348

16.           Group and associated companies

As at 31 December 2009, the main financial information related to Group and associated companies were as follows:

					Percentage	Financial
			Shareholders’	Net	of	investment	Provision
Company name		Address	equity	Income	participation	(Note 10.b)	(Note 34)

PT Portugal	(a)	Av. Fontes Pereira de Melo, nº 40 -Lisbon	9,652,895,027	447,610,166	100.0%	1,718,995,027	—
PT Prime Tradecom		R. Entrecampos, nº 28 -Lisbon	34,161	(149,027)	68.98%	23,564	—

PT Brasil		R.Sampaio Viana, 277-5º Paraíso - S.Paulo,	77,764,233	6,705,623	99.99%	77,756,456	—

PT Ásia		Rua Pedro José Lobo, 1-3 Macau	(55,383)	599,095	99.84%	—	(55,295)

Portugal Telecom Europa		Blue Tower — 324 — Av. Louise, BTE 16º floor -Belgium - 1050 Brussels	171,656	—	98.7%	169,376	—

PT Participações	(b)	Av. Fontes Pereira de Melo, nº 40 -Lisbon	35,825,861	14,033,443	100.0%	29,151,751	—

Africatel Holdings B.V	(c)	Naritaweg 165, Telestone 8, 1043 BW Amsterdam, Netherlands	440,946,548	44,042,781	75.0%	329,022,411	—
PT Imobiliária		R. Tenente Espanca, nº 35 - Lisbon	14,017,650	(1,369,249)	100.0%	14,017,650	—

Previsão — Sociedade Gestora de Fundos de Pensões, S.A.		R. Entrecampos, nº 28 -Lisbon	4,229,752	62,395	82.0%	3,470,469	—

Portugal Telecom Internacional Finance B.V.		Strawinkylaan 3105, 7º floor - Amsterdam, Netherlands	252,984,379	530,452	100.0%	252,984,379	—

PT Compras	(d)	R. Entrecampos, nº 28 -Lisbon	3,075,457	2,740,328	100.0%	—	(35,044,543)

PT II	(e)	Av. Fontes Pereira de Melo, nº 40 -Lisbon	563,016	(2,327,551)	100.0%	—	(21,636,984)

PT Centro Corporativo		Av. Fontes Pereira de Melo, nº 40 -Lisbon	2,113,006	2,014,150	100.0%	2,113,006	—
						2,427,704,089	(56,736,822)
Investments in associated companies:

Páginas Amarelas		Av.Republica, 50, 6º Lisbon	18,218,165	5,864,033	24.9%	4,531,768	—

SGPICE		Rua Mouzinho da Silveira, 32, 7º-Lisbon	(7,602,714)	661,802	22.2%	—	(1,689,492)

UOL		São Paulo - Brazil	327,188,705	36,618,487	21.95%	71,817,063	—

Sportinveste Multimédia,SGPS,SA	(f)	Lg. Lagoa, nº15 A Linda- a-Velha, Lisbon	(2,592,317)	(512,674)	50.0%	—	(17,378,749)

INESC			n.d.	n.d.	26.4%	1,995,192	—

Multicert			n.d.	n.d.		10	—
						78,344,033	(19,068,240)

Adjustments for financial investments						(1,995,192)	—

						2,504,052,930	(75,805,062)

(a)          The shareholders’ equity of this company includes additional paid in capital contributions amounting to Euro 7,934,000,000.

(b)         The shareholders’ equity of this company includes additional paid in capital contributions amounting to Euro 6,674,110.

(c)          The shareholders’ equity of this company includes additional paid in capital contributions amounting to Euro 2,250,000, of which Euro 1,687,500 were granted by Portugal Telecom.

(d)         The shareholders’ equity of this company includes additional paid in capital contributions amounting to Euro 38,120,000.

(e)          The shareholders’ equity of this company includes additional paid in capital contributions amounting to Euro 22,200,000.

(f)            The shareholders’ equity of this company includes additional paid in capital contributions amounting to Euro 32,165,181, of which Euro 30,023,168 were granted by Portugal Telecom.

As at 31 December 2009, the caption “Investments in other companies” is as follows (Note 10.b):

Tagusparque	1,296,875
Vortal	237,119
Ambelis	39,904
Apor	11,971
NP	6,235
Eurescom	1,202
1,593,306

As at 31 December 2009, loans granted to Group companies were as follows (Note 10.b):

Additional paid in capital contibutions granted:
PT Portugal	7,934,000,000
PT Compras	38,120,000
PT II	22,200,000
PT Participações	6,674,110
Africatel	1,687,500
8,002,681,610
Loans granted:
PT Comunicações	744,000,000
Africatel	329,670,330
PT Prime Tradecom	2,228,328
1,075,898,658
9,078,580,268

Additional paid in capital contributions granted to Group companies do not bear interest and do not have a repayment schedule defined.

As at 31 December 2009, loans granted to associated companies were as follows (Note 10.b):

Sportinveste Multimédia (a)	35,318,668
INESC (b)	3,104,531
38,423,199
Adjustments for financial investments	(2,588,741)
35,834,458

(a) This caption includes additional paid in capital contributions amounting to Euro 30,023,168 and loans amounting to Euro 5,295,500.

(b) This loan was adjusted for by an amount of Euro 2,588,741 as at 31 de December 2009.

As at 31 December 2009, short-term accounts receivable from Group companies were as follows:

Accounts receivable from Group companies related to the tax consolidation regime (a)	21,839,741

Accounts receivable from Group companies related to the centralized cash management (b)
TMN	365,771,579
PT Comunicações	237,184,934
PT Portugal	154,131,499
PT Contact	13,905,180
PT Brasil	8,552,870
Africatel Holdings BV	7,744,299
PT Sales	7,665,400
PT Centro Corporativo	4,737,409
PT Participações	1,192,252
Sportinveste Multimédia, SGPS, SA	794,158
PT Inovação	775,720
Other	293,843
802,749,143
824,588,884

(a)          This caption includes income tax payable by the companies included in the tax consolidation regime amounting to Euro 128,821,727 (Note 49), net of payments on account made by these companies amounting to Euro 104,215,035 (Note 53.b).

(b)         As from March 2006, the Company has centralized all cash receipts and payments of Group companies located in Portugal and that are fully owned by Portugal Telecom.

As at 31 December 2009, short-term accounts payable to Group companies were as follows:

Accounts payable to Group companies related to the centralized cash management (a)
PT Móveis	40,923,966
PT Pro	1,491,187
PT Prime	941,218
PT Imobiliária	939,448
PT Compras	209,696
PT SI	132,395
Other	364,447
45,002,357

(a)          As from March 2006, the Company has centralized all cash receipts and payments of Group companies located in Portugal and that are fully owned by Portugal Telecom.

As at 31 December 2008, short-term accounts payable to Group companies include an amount of Euro 712,109,004 related to an advance made by Africatel for the acquisition of PT Ventures, which was concluded in 2009 (Note 10.b).

18.           Guarantees granted to Group companies

As at 31 December 2009, Portugal Telecom had issued bank and other guarantees in favour of other entities as follows:

•                  Guarantee given to the Tax Authorities in favour of Companhia Portuguesa Rádio Marconi, S.A., now incorporated in PT Comunicações, related to additional tax liquidations of income tax amounting to Euro 16,500,043;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, related to an additional tax liquidation of value added tax of the year 2000 amounting to Euro 1,084,093;

•                  Bank guarantee given to the Tax Authorities in favour of PT Investimentos, now incorporated in Portugal Telecom, corresponding to an additional tax liquidation amounting to Euro 827,911, related to the value added tax of the year 2001. Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional tax liquidations amounting to Euro 816,680, related to the value added tax of the year 2001, and Euro 996,940, related to the income tax of the year 2002;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional tax liquidations amounting to Euro 222,289, related to the income tax of the year 2003, and Euro 2,179,095, related to the value added tax of the year 2003;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to additional tax liquidations amounting to Euro 1,175,787 and Euro 3,172,887, related to the value added tax of the years 2002 and 2004, respectively;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, corresponding to an additional tax liquidation amounting to Euro 2,345,032, related to the income tax of the year 2004;

•                  Guarantee given to the Tax Authorities in favour of PT Comunicações, related to contributions to Caixa Geral de Aposentações amounting to Euro 2,320,258;

•                  Bank guarantee given to the Labour Court of Cascais, related to a lawsuit amounting to Euro 378,380.

•                  Bank guarantee given to the Tax Authorities, corresponding to additional tax liquidations amounting to Euro 78,261,593 (Note 6), related to the income tax of the years 2004 and 2005.

•                  Additionally, the Company has also granted a guarantee for a promissory note subscribed by Dedic in favor of Banco Espírito Santo, related to a credit line of 17 million American dollars (“USD”), of which USD 16,850,000 were outstanding as at 31 December 2009, corresponding to Euro 11,696,515.

19.    Market value of current assets

As at 31 December 2009 there were no significant differences between the amounts of current assets, computed in accordance with the valuation criteria adopted by the Company (Note 3), and the respective market value, which would not be covered by the corresponding adjustments.

29.    Payables with maturity over more than five years

As at 31 December 2009, the amounts due to third parties with maturity over more than five years amounted to Euro 1,503,921,428 (Note 48.e).

34.    Movements in provisions

During 2009, the movements in provisions were as follows:

	Opening			Adjustments	Closing
	balance	Increases	Reductions	and transfers	balance
Provisions:
Taxes (a)	21,035,793	3,529,575	(4,512,238)	(28,500)	20,024,631

Other provisions:
Litigations	4,281	98,000	—	—	102,281
Losses in financial investments (Note 16) (b)	155,374,675	4,085,209	(84,018,290)	363,469	75,805,062
Other	354,841	—	—	—	354,841
	155,733,797	4,183,209	(84,018,290)	363,469	76,262,184
	176,769,590	7,712,784	(88,530,528)	334,969	96,286,815

(a)          Movements occurred in this caption are related to payments made in connection with tax contingencies from previous years and to the assessment made by the Company regarding tax contingencies resulting from inspections in progress.

(b)         The provision for losses in financial investments is related to the application of the equity method of accounting, reflecting Portugal Telecom’s share in the negative shareholders’ equity of Group and associated companies. The increases and reductions occurred in 2009 were as follows:

Increases:
Losses in Group and associated companies (Note 45.b)	(2,584,328)
Adjustments to shareholders’ equity of subsidiaries and associates (Note 40)	(582,792)
Acquisitions	(918,089)
(4,085,209)
Reductions:
Disposals (i)	65,899,763
Share capital increases (ii)	14,612,008
Gains in Group and associated companies (Note 45.d)	3,506,519
84,018,290

(i)            This caption is related to the disposal of the investments in PT Pro and PT SI to PT Portugal. The amounts received, which include the right of the repayment of additional paid in capital contributions at the nominal value, the book value of the financial investments disposed off, including additional paid in capital contributions, and the capital gains related to these transactions are as follows:

	PT Pro	PT SI	Total
Sale price of the investment and additional paid in capital contibutions (Note 53.c)	93,000,000	55,000,000	148,000,000
Provisions for losses in financial investments	(60,812,469)	(5,087,294)	(65,899,763)
Additional paid in capital contibutions (Note 10.b)	87,585,912	16,028,970	103,614,882
Capital gains related to the disposal of the financial investment	66,226,557	44,058,324	110,284,881

(ii)         This caption includes: (1) a share capital increase in PT Prime Tradecom amounting to Euro 3,950,366 through the conversion of additional paid in capital contributions of Euro 4,261,612 (Note 10.b), following which the interest of Portugal Telecom increased from 66% to 68.98%; and (2) a share capital increase in PT Ásia amounting to Euro 10,661,642, of which Euro 6,302,927 (Note 10.b) through the conversion of loans and advances, Euro 1,073,715 through the conversion of debts and the remaining Euro 3,285,000 in cash (Note 53.f).

36.    Share capital

As at 31 December 2009, the Company’s share capital amounted to Euro 26,895,375 (Note 40) and was represented by 896,512,000 ordinary shares and 500 Class A shares, each with a nominal value of 3 cents of Euro.

The following matters may not be approved at a General Shareholders’ Meeting against the majority of the votes corresponding to Class A Shares:

•                  Authorization for the acquisition of Ordinary Shares representing more than 10% of the share capital by shareholders that directly or indirectly carry out a business competing with that of the companies in a control relationship with Portugal Telecom;

•                  Amendments to the by-laws and share capital increases, as well as the limitation or suppression of pre-emptive rights and the determination of parameters for share capital increases as may be resolved upon by the Board of Directors;

•                  Issuance of bonds or other securities, determination of the value of issuance of such securities to be resolved by the Board of Directors and limitation or suppression of pre-emptive rights in the issuance of bonds convertible into shares, as well as determination of parameters for the issuance of such bonds as may be resolved upon by the Board of Directors;

•                  Resolutions on the application of the financial year results, in the event of a dividend in a percentage in excess of 40% of the distributable profits;

•                  Election of the Board of the General Meeting of Shareholders, as well as of the Chairman of the Audit Committee and the Chartered Accountant;

•                  Approval of the general goals and fundamental principles of the Company’s policies;

•                  Definition of the general principles concerning the policy for shareholdings in companies, as well as, in cases where those principles require prior authorization by the General Meeting of Shareholders, the approval of resolutions on such acquisitions and sales;

•                  Moving the Company’s registered office.

In addition, the election of one third of the total number of Directors, including the Chairman of the Board of Directors, requires the votes issued by the State, in its capacity as holder of the Class A shares.

The Company’s Bylaws further determine that, among the members of the Executive Committee designated by the Board of Directors, at least one or two designated directors, according to the Executive Committee being composed of five or seven members, must be elected in accordance with the election rule that grants special rights to the State as holder of the class A shares.

40.    Shareholders’ equity

During 2009, the movements in this caption were as follows:

	Opening			Closing
	balance	Increases	Reductions	balance
Share capital (Note 36)	26,895,375	—	—	26,895,375
Adjustments to shareholders’ equity of subsidiaries and associates	393,744,049	799,761,844	(70,727,491)	1,122,778,402
Legal reserve	6,773,139	—	—	6,773,139
Other reserves	137,381,149	10,087,800	(29,444,941)	118,024,008
Retained earnings	148,823,527	56,254,489	(1,771,952)	203,306,065
Net income	488,717,970	529,778,473	(488,717,970)	529,778,473
	1,202,335,209	1,395,882,606	(590,662,354)	2,007,555,462

Adjustments to shareholders’ equity of subsidiaries and associates

The change in this caption is mainly related to: (i) changes in the shareholders’ equity of Group companies, not resulting from the net income or loss for the year, which are primarily related to the impact of the translation of financial statements of subsidiaries located in Brazil and of affiliates that have investments in Brazil; (ii) the difference between the 2008 earnings from affiliated companies, resulting from the equity method of accounting, and the earnings distributed by those companies during 2009, which was recognized under the caption “Retained earnings”; and (iii) the distribution of reserves or earnings not attributed in previous years.

During 2009, the movements in this caption were as follows:

	Positive	Negative
	variations	variations	Total
Equity method (a)	789,706,734	(14,473,002)	775,233,733
Foreign currency translation adjustments on goodwill (Note 10.a)	7,912,146	—	7,912,146
Earnings not attributed by subsidiaries	1,771,952	—	1,771,952
Corporate reestructuring (b)	—	(56,254,489)	(56,254,489)
Other	371,012	—	371,012
	799,761,844	(70,727,491)	729,034,353

(a)          The movements related to the application of the equity method of accounting were recorded under the following captions:

	Positive	Negative
	variations	variations	Total
Financial investments (Note 10.b)	789,706,734	(13,890,210)	775,816,524
Provision for negative financial investments (Notes 3 c) and 34 b)	—	(582,792)	(582,792)
	789,706,734	(14,473,002)	775,233,732

(b)         This caption includes adjustments to shareholders’ equity of PT Inovação, PT SI, PT Pro and PT Ventures, which were transferred to retained earnings as a result of the disposal of these financial investments in 2009.

Legal reserve

Portuguese law and the Company’s bylaws requires that at least 5% of each year’s profits must be allocated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution unless the company is liquidated, but may be incorporated in share capital or used to absorb losses, once all other reserves and retained earnings have been exhausted. As at 31 December 2009, the legal reserve is already fully incorporated, in accordance with legislation in force.

Other reserves

The movements in this caption during 2009 were as follows:

	Positive	Negative
	variations	variations	Total
Dividends from equity swaps over own shares	10,087,800	—	10,087,800
Tax related to dividends from equity swaps over own shares (Note 49)	—	(2,668,223)	(2,668,223)
Distribution of reserves by subsidiaries	—	(26,776,718)	(26,776,718)
	10,087,800	(29,444,941)	(19,357,141)

Retained earnings

The changes in this caption during 2009 were as follows:

	Positive	Negative
	variations	variations	Total
Earnings not attributed by subsidiaries	—	(1,771,952)	(1,771,952)
Corporate reestructuring	56,254,489	—	56,254,489
	56,254,489	(1,771,952)	54,482,537

Net income

As approved in the General Shareholders Meeting held on 27 March 2009, the net income for the year 2008 amounting to Euro 488,717,970 was fully distributed to the shareholders. This amount was increased by free reserves amounting to Euro 26,776,718, totalling dividends of Euro 515,494,687.5 paid to shareholders.

43.          Remuneration of the Company’s Management

During the years ended 31 December 2009 and 2008, the remunerations of executive and non-executive board members were as follows:

	2009		2008
	Fixed	Variable	Fixed	Variable
Executive board members	3,280,064	2,247,571	2,880,269	3,336,953
Non-executive board members	1,454,888	—	1,323,867	—
Supervisory board	589,708	—	581,714	—
	5,324,660	2,247,571	4,785,850	3,336,953

The Executive Committee included five executive board members during 2008 and as from April 2009 includes seven executive board members. Following the changes in corporate governance occurred in the second quarter of 2008, the Chairman no longer has the function of Chief Executive Officer.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive annual variable remuneration related to the performance achieved in the year and payable in the following year, and multi-annual variable remuneration for the performance achieved during the term of office and payable at the end of that period. On an annual basis, Portugal Telecom recognizes an accrual for the annual and multi-annual variable remuneration. At the end of the term of office 2006/2008 and considering the performance achieved during the period, executive board members and the Chairman, who served as an executive board member during 2006 and 2007, received in total Euro 3,799,101 of multi-annual variable remuneration. In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily used in their daily functions, in connection with a policy defined for the Group. As at 31 December 2009, there were not board member entitled to post retirement benefits under the plans of PT Comunicações, and there was not in place any share based payment program or termination benefit.

For additional information regarding the remunerations of board members and key employees, please read the Corporate Governance Report included in the Consolidated Annual Report for 2009.

45.    Net financial income

During the years ended 31 December 2009 and 2008, net financial income was as follows:

	2009	2008
Costs and losses:
Interest expenses (a)	167,062,105	130,813,114
Losses in Group and associated companies (b)	4,059,757	32,927,094
Goodwill amortization (Notes 6 and 10)	9,959,142	10,151,618
Foreign currency exchange losses	4,186,249	4,972,746
Other financial expenses	13,364,435	4,431,480
	198,631,687	183,296,052
Net financial income	476,675,689	424,016,408
	675,307,376	607,312,460
Income and revenues:
Interest income (c)	73,620,015	74,301,135
Gains in Group and associated companies (d)	591,515,995	524,341,777
Return from short-term investments (Note 53 e)	16,015	35,862
Foreign currency exchange gains	2,953,381	5,403,747
Other financial income	7,201,971	3,229,939
	675,307,376	607,312,460

(a)     In 2009, the caption “Interest expenses” consists of:

Interest from bank loans, external commercial paper and other financial	125,222,543
Interest from bonds	31,246,242
Interest from internal commercial paper	10,084,512
Interest from loans obtained from Group companies	74,312
Other interest	434,496
167,062,105

(b)     In 2009, losses in Group and associated companies, resulting from the equity method of accounting, through the recognition of the Company’s proportion in the respective net losses, were recorded under the following captions:

		Provisions
	Financial	for financial
	investments	investments
	(Note 10.b)	(Note 34)	Total
PT II	—	2,327,551	2,327,551
PT Imobiliária	1,369,249	—	1,369,249
Sportinvest Multimédia	—	256,337	256,337
PT Prime Tradecom	102,787	441	103,227
PT Sales (i)	3,393	—	3,393
	1,475,428	2,584,328	4,059,757

(i)    The application of the equity method of accounting was made up to the date of the disposal of this investment to another Group company. After this transaction, the remaining losses resulting from the equity method of accounting were recorded by the acquirer.

(c)  In 2009, the caption “Interest income” consists of:

Interest from loans granted to Group companies	63,234,349
Interest from short-term investments	9,870,420
Interest from bank deposits	515,246
73,620,015

(d) In 2009, gains in Group and associated companies, resulting the equity method of accounting, through the recognition of the Company’s proportion in the respective net profits, were recorded under the following captions:

		Provisions
	Financial	for financial
	investments	investments
	(Note 10.b)	(Note 34)	Total
PT Portugal	447,610,166	—	447,610,166
Africatel Holding BV	33,540,668	—	33,540,668
PT Ventures (i)	20,948,937	—	20,948,937
PT Participações	14,033,443	—	14,033,443
PT Inovação (i)	10,628,811	—	10,628,811
UOL	8,103,003	—	8,103,003
PT Brasil	6,705,623	—	6,705,623
PT Compras	—	2,740,328	2,740,328
PT Centro Corporativo	2,014,150	—	2,014,150
Páginas Amarelas	1,458,649	—	1,458,649
PT Asia	—	598,133	598,133
PTI Finance, BV	530,452	—	530,452
SGPICE	—	168,058	168,058
Previsão	51,196	—	51,196
	545,625,098	3,506,519	549,131,617

Effect of the tax consolidation (Notes 6 and 49) (ii)			42,384,378
			591,515,995

(i)    The application of the equity method of accounting was made up to the date of the disposals of investments to another Group company. After these transactions, the remaining gains resulting from the equity method of accounting were recorded by the acquirer.

(ii)   This amount reflects the deduction by the Company of the tax losses from affiliated companies included in Portugal Telecom’s tax consolidation perimeter (Note 3.h).

46.    Net extraordinary income

Net extraordinary income in 2009 and 2008 were as follows:

	2009	2008
Costs and losses:
Donations	1,410,300	—
Losses on fixed assets	—	694,971
Insufficient provision for income taxes of the previous year (Note 6)	17,216,274	1,604,790
Other extraordinary costs	9,284,033	7,247,661
	27,910,607	9,547,422
Net extraordinary gains	57,920,250	60,783,135
	85,830,857	70,330,557
Income and revenues:
Reimbursement of taxes	42,673	—
Gains on fixed assets (a)	81,274,472	65,185,663
Reductions of provisions	4,512,238	3,769,865
Other extraordinary income	1,474	1,375,029
	85,830,857	70,330,557

(a)   In 2009, this caption includes mainly: (i) Euro 67,059,241 (Notes 6 and 50) related to the recognition of deferred capital gains obtained as a result of the disposals of financial investments to Group companies, as mentioned in Note 3.c, and (ii) a gain of Euro 13,647,630 (Notes 6 and 10.b) related to a capital gain obtained in connection with the disposal of PT Ventures to Africatel.

47.    Required legal information

As a result of Article 21º of the decree-law nº 411/91 of October 17, the Company states that there are no outstanding liabilities with the tax authorities or Social Security.

48.    Loans obtained

As at 31 December 2009 and 2008, loans obtained were as follows:

	2009		2008
		Medium and		Medium and
	Short-term	long term (d)	Short-term	long term (d)
Bonds:
Exchangeable bonds (a)	—	750,000,000	—	750,000,000
Bank loans (b):
External loans	110,051,551	367,592,977	110,051,551	477,644,528
Other loans:
External loans (c)	355,500,000	2,121,200,000	37,700,000	1,490,700,000
Internal loans (d)	—	—	648,626,163	—
	355,500,000	2,121,200,000	686,326,163	1,490,700,000
	465,551,551	3,238,792,977	796,377,714	2,718,344,528

(a) Exchangeable bonds

In 2008, the Company issued 15,000 convertible bonds with a nominal value of Euro 50,000 each, carried out through a private subscription that was fully subscribed by its subsidiary PT Finance

The issuance was held to support the issuance of exchangeable bonds into fully paid ordinary shares of Portugal Telecom, carried out by PT Finance in July 2007, denominated “Euro 750,000,000.00, 4.125 per cent. Exchangeable Bonds due 2014 exchangeable for new and/or existing ordinary shares of Portugal Telecom, SGPS, SA” (“Exchangeable Bonds”), in order to enable PT Finance to satisfy conversion requests that eventually may be made by the owners of exchangeable bonds. The conditions for the issuance of these convertible bonds replicate the terms of the Exchangeable Bonds.

(b) Bank loan

As at 31 December 2009 and 2008, bank loans were obtained from the European Investment Bank (“EIB”) and the Kreditantsalt Für Wiederaufbau (KFW), and are denominated in Euros (directly or indirectly through currency swaps).

As at 31 December 2009, the Company has presented the following guarantees to third parties, in connection with these loans:

Bank garantees in favour of the European Bank	154,285,714
Garantee from the Portuguese State in favour of KFW	1,836,049

As at 31 December 2009 and 2008, the Company’s bank loans bear interest at annual interest rates that vary between:

	2009	2008
Maximum interest rate	5.00%	5.00%
Minimum interest rate	1.02%	3.00%

Additionally, the Company is borrower, jointly with PT Comunicações and PT Finance, in six Revolving Credit Facilities totalling Euro 1,315,000,000, with maturities between 2010 and 2013. As at 31 December 2009, the Company had not used any amount under these contracts.

(c) External loans

As at 25 June 1999, the Company issued a commercial paper program, subscribed by PT Finance, up to the amount of Euro 1,000,000,000. Following the changes made up to date, the maximum amount of the program was Euro 2,500,000,000 as at 31 December 2009. As of this date, the Company issued, under this program, a total amount of Euro 539,500,000, which is primarily related to: (i) the issuance by PT Finance, on 16 June 2005, of Global Medium Term Notes (“GMTNs”) in the total amount of Euro 500,000,000, with a maturity of 20 years and an annual interest rate of 4.5%; and (ii) the Revolving Credit Facility contracted on 24 June 2004 with an available amount of Euro 300,000,000 and a maturity of eight years.

As at 1 June 2000, the Company issued another commercial paper programme, subscribed by PT Finance, up to Euro 1,350,000,000. Following the changes made, the maximum amount of the program as at 31 December 2009 amounted to Euro 3,000,000,000. As at 31 December 2009, the Company issued under this program a total amount of Euro 1,937,200,000, related mainly to: (i) the GMTNs issued by PT Finance on 24 March 2005 amounting to Euro 1,000,000,000, with a maturity of 7 years and an annual interest rate of 3.75%; (ii) the GMTNs issued by PT Finance on 24 March 2005 amounting to Euro 500,000,000, with a maturity of 12 years and an annual interest rate of 4.375%; (iii) the GMTNs issued by PT Finance on 7 August 2008 amounting to Euro 50,000,000, with a maturity of 5 years and an annual interest rate calculated based on the 3-month Euribor rate and a margin of 1.50%; and (iv) the GMTNs issued by PT Finance on 2 November 2009 amounting to Euro 750,000,000, with a maturity of 10 years and an annual interest rate of 5%.

(d) Internal loans

The Company maintains short-term commercial paper programs, amounting to a total of Euro 725,000,000, of which an amount of Euro 625,000,000 is underwritten. As at 31 December 2009, the Company had not used any amount under these programs.

(e) Medium and long-term debt

As at 31 December 2009, medium and long-term debt matures on the following years:

2011	113,515,035
2012	709,795,905
2013	112,989,181
2014	798,571,428
2015 and following years (Note 29)	1,503,921,428
3,238,792,977

(f) Covenants

As at 31 December 2009, the Company and its subsidiaries had several covenants related to its indebtedness, which are as follows:

• Change in control

The exchangeable bonds, the credit facilities amounting to Euro 1,315 million and the loans obtained from EIB totalling Euro 471 million as at 31 December 2009, grant the lenders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom. According to the terms and conditions of these debt instruments, a change of control would occur if any person or group of persons acting in concert acquires or controls more than 50 per. cent of voting rights, whether obtained by ownership of share capital, the holding of voting rights or pursuant to the terms of a shareholders’ agreement. In certain cases, gaining the power to appoint or remove all, or the majority, of the directors or other equivalent officers of the company or to give directions with respect to the operating and financial policies of the company with which the directors or equivalent officers of the company are obliged to comply are also considered a change of control.

The Eurobonds amounting to Euro 1,000 million and Euro 750 million issued in 2009 grant the bondholders the right to demand the repayment of all amounts due in the case of any change in the control of Portugal Telecom, as described above, if simultaneously a rating downgrade to sub-investment grade occurs during the Change of Control Period, as defined under the terms and conditions of these notes.

• Credit rating

Certain loan agreements with the EIB, totalling Euro 236 million as at 31 December 2009, stated that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if, at any time, the long-term credit rating assigned by the rating agencies to Portugal Telecom is reduced from the current rating (BBB- by S&P, Baa2 by Moody’s and BBB by Fitch). In addition, the pricing conditions applicable to the commercial paper programs may be revised in case the credit rating assigned to Portugal Telecom is changed.

• Control/disposal of subsidiaries

Certain credit facilities amounting to Euro 615 million state that Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues.

• Disposals of assets

Credit facilities totalling Euro 150 million and the EIB loans totalling Euro 471 million as at 31 December 2009 include certain restrictions regarding the disposal of assets by Portugal Telecom.

• Financial ratios

Certain credit facilities amounting to Euro 815 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 3.5. Other credit facilities totalling Euro 200 million require that the ratio Consolidated Net Debt/EBITDA should not be higher than 4.0. In addition, the pricing conditions applicable to certain facilities in the total amount of Euro 1,111 million may be changed depending on the ratio Consolidated Net Debt/EBITDA. Finally, certain loan agreements with the EIB, totalling Euro 80 million as at 31 December 2009, state that Portugal Telecom may be asked to present a guarantee acceptable by the EIB if the ratio Consolidated Net Debt/EBITDA, as defined in the agreements, is higher than 3.5.

• Negative Pledge

The Global Medium Term Notes, the exchangeable bonds, the revolving credit facilities and one of the commercial paper programmes are subject to negative pledge clauses, which restrict the pledge of security interests in the assets of companies included in the consolidation.

The penalties applicable in the event of default in any of these covenants are generally the early payment of the loans obtained or the termination of available credit facilities. As at 31 December 2009, the Company had fully complied with the covenants mentioned above.

49.    State and other public entities

As at 31 December 2009 and 2008, the balances with these entities were as follows:

	2009		2008
	Accounts	Accounts	Accounts	Accounts
	receivable	payable	receivable	payable
Current income taxes	43,244,013	584,203	129,108,205	114,506,097
Value added tax	1,101,623	—	790,410	16,149
Personnel income tax	—	173,516	16,493	208,974
Social security	—	21,802	—	40,746
Other taxes	—	19,676	—	2,634
	44,345,636	799,197	129,915,108	114,774,600

As at 31 December 2009, the net balance of corporate income tax has the following composition:

Current income taxes	54,171,945
Withholding taxes	(2,887,937)
Payments on account (Note 53.b)	(94,528,021)
Other	584,203
Income taxes receivable, net	(42,659,810)

The reconciliation between the current income tax payable as at 31 December 2009 and the current income tax reflected in the income statement is as follows:

Current income taxes from subsdiaries (Note 16)	128,821,727
Current income taxes from Portugal Telecom (Note 6)	(34,933,627)
Current income taxes recognised in shareholders' equity (Note 40)	2,668,223
Gain related to the tax consolidation (Note 45.d)	(42,384,378)
54,171,945

50.    Accruals and deferrals

As at 31 December 2009 and 2008, the balances of these captions were as follows:

	2009	2008
Accrued income:
Unbilled revenues to Group companies (a)	10,666,620	17,037,195
Accrued interest	20,889,047	17,471,622
Other	1,114,788	129,514
	32,670,455	34,638,331
Prepaid expenses:
Financial expenses	1,889,071	2,367,885
Other	252,379	292,305
	2,141,450	2,660,190
Accrued expenses:
Financial expenses	15,328,537	8,747,152
Charges for vacations pay, vacation subsidies and other payroll costs	8,628,976	7,983,407
Other supplies and external services	917,641	1,125,878
Other (b)	16 325 068	50 630 880
	41,200,222	68,487,317
Deferred income:
Capital gains resulting from intercompany transactions (c)	6,767,297,863	6,296,281,016
Other	227,490	1,433,076
	6,767,525,353	6,297,714,092

(a)          As at 31 December 2009, this caption includes management fees for services rendered to Vivo between April and August 2008, under the management fee contract entered into with this entity in previous years, which terminated in August 2008.

(b)         As at 31 de December de 2008, this caption included Euro 43.3 million related to the fair value of exchange rate derivatives (Notes 6 and 51), which were settled in April 2009, following which Portugal Telecom paid an amount of Euro 37.6 million (Note 53.i).

(c)          During the year 2009, Portugal telecom deferred capital gains totalling Euro 538,076,088, of which Euro 427,791,207 related to the disposals of PT Ventures, PT Inovação and PT Sales (Note 10.b) and  Euro 110,284,881 related to the disposals of PT Pro and PT SI (Note 34). Deferred capital gains are being recognized in earnings on the same proportion as the goodwill is amortized by the buyers, and, as a result, Portugal Telecom recognized a gain of Euro 67,059,241 (Note 46) in 2009.

51.    Financial instruments and risk management

As at 31 December 2009, the Company had entered into several derivative financial instruments, primarily with the purpose of minimize the risk of exposure to exchange and interest rate fluctuations.

Derivative financial instruments are entered into after a careful analysis of associated risks and rewards to this type of operation, taking into consideration information obtained from different institutions. These transactions are subject to previous approval from the Company’s Executive Committee. The positions held by the Company, as well as the relevant financial markets, are regularly monitored. The fair value of these derivatives is determined on a regular basis in order to assess the fair value of these instruments and the related financial implications.

Interest rate risk

As at 31 December 2009, the portfolio of interest rate derivatives consisted of interest rate swaps denominated in Euros, which were entered into with the purpose of eliminating the risk of changes in the interest rates from loans obtained. As at 31 December 2009, the nominal value of these instruments amounted to Euro 237 million, with an average maturity of 2.6 years.

Interest rate and foreign currency exchange risk

As at 31 December 2009, Portugal Telecom had a currency swap with exchange and interest rate components, entered into with the purpose of eliminating the exposure to the change in the Euro/US Dollar exchange rate, resulting from a loan denominated in U.S. Dollars contracted in previous years. As at that date, the nominal value of this instrument amounted to 21 million American Dollars, with an average maturity of 1.5 years.

Equity derivatives

Portugal Telecom had contracted in previous years with financial institution equity swaps over 1.83% of its share capital, before the share capital reduction of 31 December 2007. As at 31 December 2009, the total nominal value of these contracts amounted to Euro 178.1 million.

Fair value of financial instruments

As at 31 December 2009 and 2008, the fair value of derivative financial instruments and the corresponding carrying value are as follows (amounts in Euro million):

	2009		2008
	Carrying value	Fair value	Carrying value	Fair value
Financial instruments:
Interest rate	(2.4)	(4.2)	(1.3)	(3.6)
Exchange rate (Notes 6 and 50)	—	—	(43.3)	(43.3)
Exchange rate and interest rate	(5.2)	(5.2)	(7.0)	(7.5)
	(7.6)	(9.4)	(51.6)	(54.4)
Equity derivatives:
Own shares	—	(5.7)	(0.2)	(60.3)
	—	(5.7)	(0.2)	(60.3)

52.    Profit and loss by functions

The Income Statement by Functions (“ISF”) was prepared in accordance with Accounting Directive n.º 20, and the following aspects are worth being mentioned:

a)              In 2008, the caption “Services rendered” from ISF includes services rendered under a contract entered into with Vivo, S.A. related to technical management services, which ended in August 2008 and was not renewed.

b)             In 2008, the caption “Cost of services rendered” from ISF includes primarily amounts recorded under the captions “Supplies and external services”, “Extraordinary costs”, “Wages and salaries” and “Depreciation and amortization” of the Income Statement Nature (“ISN”), excluding the amortization of goodwill resulting from the acquisition of financial investments, which is recorded in the ISF under the caption “Gains (losses) in subsidiaries and associated companies”.

c)              In 2009, the caption “Other operating costs” from the ISF includes primarily amounts recorded under the captions “Supplies and external services”, “Extraordinary costs”, “Wages and salaries” and “Depreciation and amortization” of the ISN, excluding the amortization of goodwill. Additionally, this caption includes also “Taxes” of the ISN, and contributions and donations to several organizations in the telecommunications field.

d)             The caption “Net financing costs” from the ISF includes mainly the following income and costs recorded under the caption “Net financial income” of the ISN:

	2009	2008
Interest income (Note 45)	73,620,015	74,301,135
Interest expenses (Note 45)	(167,062,105)	(130,813,114)
Other financial income (Note 45)	7,201,971	3,229,939
Other financial expenses (Note 45)	(13,364,435)	(4,431,480)
Foreign currency exchange gains (Note 45)	2,953,381	5,403,747
Foreign currency exchange losses (Note 45)	(4,186,249)	(4,972,746)
	(100,837,422)	(57,282,519)

e)              The caption “Gains (losses) in subsidiaries and associated companies” from the ISF includes mainly the following income and costs recorded under the captions “Net financial income” and “Net extraordinary income” of the ISN:

	2009	2008
Gains in Group and associated companies (Note 45.d) (i)	549,131,617	510,141,182
Losses in Group and associated companies (Note 45)	(4,059,757)	(32,927,094)
Goodwill amortization (Note 45)	(9,959,142)	(10,151,618)
Losses on disposals of investments in subsidiaries (Note 46)	—	(694,971)
Gains on disposals of investments in subsidiaries (Note 46)	81,274,472	65,097,309
	616,387,190	531,464,808

(i)         The difference between this caption and the gains in Group and associated companies presented in the ISN is related to the gain resulting from the tax consolidation amounting to Euro 42,384,378 (Note 45.d), which is included under the caption “Income tax” of the ISF (Note 6).

f)                The caption “Income tax” of the ISF includes the following:

	2009	2008
Income tax included in the ISN	20,815,121	14,318,693
Gain resulting from the tax consolidation (Notes 6 and 45.d)	42,384,378	14,200,595
Excessive (insufficient) provision for income taxes (Note 46)	(17,216,274)	(1,604,790)
(Increase) decrease of the provision for income taxes (Note 34)	982,663	(5,016,801)
Other	(168,925)	1,232,540
	46,796,963	23,130,237

53.          Cash flow statement

The cash flow statement was prepared based on the provisions of Accounting Directive n.º 14, with the following aspects being worth mentioning:

a)              Collections from clients

During 2009, the Company received Euro 6.8 million related to technical administration and management services rendered to Vivo in the first quarter of 2008, under the terms of the contract entered into with this company in previous years, which ended in August 2008 and was not renewed.

b)             Receipts (payments) relating to income taxes

In 2009, this caption has the following composition:

Collections from subsdiaries related to payments on account (Note 16)	104,215,035
Payments on account related to the year 2008 (Note 49)	(94,528,021)
Receipts relating to the 2008 income tax	11,041,023
Other	(227,661)
20,500,376

Cash receipts relating to the 2008 income tax resulted from payments on account made during 2008 had been higher than the tax payable.

c)              Cash receipts resulting from financial investments

In 2009, this caption has the following composition:

Additional paid in capital contributions (Note 10.b):
PT Participações	13,600,000
PT Compras	900,000
14,500,000
Disposals of financial investments:
PT Inovação (Note 10.b)	135,000,000
PT SI (Note 34)	55,000,000
PT Pro (Note 34)	93,000,000
UOL (Note 10.b)	1,054,140
PT Sales (Note 10.b)	33,000
284,087,140
Repayment of loans granted in connection with disposal of financial investments:
PT Inovação (Note 10.b)	22,600,000
PT Pro (Note 10.b)	14,000,000
36,600,000

Share capital reduction at PT Imobiliária (Note 10.b)	11,000,000
346,187,140

d)             Cash receipts resulting from loans granted

In 2009, this caption has the following composition:

Shot-term intercompany loans:
INESC	93,780
93,780
Intercompany loans - centralized cash management:
PT Móveis	41,325,695
PT Ventures	7,619,111
PT II	4,073,675
PT Compras	3,469,992
PT Inovação	2,384,633
PT SI	2,085,702
PT Imobiliária	1,589,750
PT Pro	767,907
Directel	126,199
63,442,664
63,536,444

e)              Cash receipts resulting from dividends

In 2009, this caption corresponds to dividends received from the following companies:

PT Portugal (Note 10.b)	302,142,046
Africatel (Note 10.b)	15,300,000
PT Finance BV (Note 10.b)	12,505,641
PT Inovação (Note 10.b)	12,427,016
PT Centro Corporativo (Note 10.b)	630,133
UOL (Note 10.b)	70,125
Taguspark (Note 45)	16,015
343,090,976

f)                Payments resulting from financial investments

In 2009, this caption has the following composition (Note 10.b):

Share capital increases:
PT Brasil	23,912,696
PT Ásia	3,285,000
27,197,696

Additional paid in capital contributions granted:
PT II	2,700,000
29,897,696

g)             Cash receipts resulting from loans obtained

In 2009, this caption includes mainly commercial paper issued.

h)             Payments resulting from loans obtained

In 2009, this caption has the following composition:

External loans:	26,801,222,777
Short-term commercial paper	117,360,195
Bank loans	26,918,582,972

Intercompany loans - centralized cash management:
TMN	316,665,116
PT Portugal	153,249,251
PT Comunicações	96,919,592
PT Sales	7,662,392
PT Prime	3,548,318
PT Centro Corporativo	2,841,353
PT Contact	1,522,816
PT Participações	824,634
PT Prestações	515
583,233,987
27,501,816,959

i)                 This caption relates basically to the settlement of exchange rate derivatives entered into in previous years (Note 50).

j)                 Cash and cash equivalents

As at 31 December 2009 and 2008, this caption has the following composition:

	2009	2008
Bank deposits and cash:
Bank deposits	34,589,078	324,727,073
Cash	2,000	2,000
	34,591,078	324,729,073

54.  Subsequent events

On 7 February 2010, Portugal Telecom agreed to acquire a 100% equity stake in GPTI, SA (“GPTI”), a company which renders services related to information systems and technologies. The purchase price of this acquisition will be made through the issuance of shares of Dedic, Portugal Telecom’s call centre operation in Brazil, which as at 31 December 2009 was wholly-owned by the Group. Following this acquisition, current shareholders of GPTI will hold a 12.5% stake in Dedic which, depending on the operational and financial performance of the acquired company in 2010 and 2011, may be reduced or increased from 5% to 20%. GPTI has a strong customer base and about 75% of its revenues in 2009 (R$ 140 million or Euro 51 million) is derived from recurring contracts. The financial debt of GPTI amounts to R$ 80 million (Euro 32 million).

Regarding the proceeding initiated by Autoridade da Concorrência in 2004 against PT Comunicações, alleging that PT Comunicações was denying access to the ducts in which the basic telecommunications network is installed, following which Autoridade da Concorrência imposed a fine of Euro 38 million on PT Comunicações in August 2007, the Commerce Court of Lisbon decided on 2 March 2010 to cancel that fine applied to Portugal Telecom. Autoridade da Concorrência still has an option within 10 days from this decision to appeal to a superior court.

Qualified Holdings

Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”) Regulation no. 5/2008, PT provides the following information regarding qualified holdings (held by third parties) in PT’s share capital as communicated to PT by reference to 31 December 2009 or earlier as mentioned below:

• On 17 December 2008, Telefónica, S.A. held directly a total of 76,327,500 PT shares representing 8.51% of the share capital and voting rights in PT. In addition, Telesp, S.A. (Fixed) and Aliança Atlântica Holding B.V. (companies controlled by Telefónica or that belong to Telefónica Group), held respectively 7,994,250 and 5,329,500 PT shares, equivalent to 0.89% and 0.60% of the share capital and voting rights in PT. In Global terms, Telefónica’s qualified holding in PT totalled 89,651,250, corresponding to 10.0% of PT’s share capital and voting rights.

• On 31 December 2008, Brandes Investments Partners, L.P. (“Brandes”) held, on behalf of its clients, a total of 84,975,020 PT shares representing 9.48% of PT’s share capital, being authorised to exercise voting rights over a total of 67,379,815 PT shares, representing 7.52% of the share capital and voting rights in PT.

• On 31 December 2009, Banco Espírito Santo Group (“BES”) held directly and/or indirectly 7.99% of the share capital and voting rights in PT. BES holding in PT, calculated in conformity with the terms of no. 1 of article 20 of the Portuguese Securities Code (“CVM”) is set out in the following table:

Entities	No. of Shares
Held by BES Pension Fund	5,759,041
Held by companies in a control or group relationship with BES	65,849,314
Held by members of the management and supervisory boards of BES	55,451
Total	71,660,806

• BES further informed that Joaquim Aníbal Brito Freixial de Goes and Amílcar Carlos Ferreira de Morais Pires, who are directors of both BES and PT, held 2,437 and 2,146 PT shares (which are included in the table above), respectively.

• On 31 December 2009, Caixa Geral de Depósitos Group (“CGD”) held directly and indirectly 7.30% of the share capital and voting rights in PT. CGD holding in PT, calculated in conformity with the terms of no. 1 of article 20 of the CVM is set out in the following table:

Entities	No. of Shares
CGD – Investment	55,071,741
CGD – London	32,738
Companhia de Seguros Fidelidade - Mundial, S.A.	9,594,506
Império Bonança - Companhia de Seguros, S.A.	18,065
CGD Pension Fund	693,135
Total	65,410,185

• On 12 March 2007, Ongoing Strategy Investments, SGPS, S.A. (“Ongoing”, company 99.99% owned by Ms. Isabel Maria Alves Rocha dos Santos) held a total of 22,600,000 PT shares, corresponding to 2.52% of the share capital and voting rights in PT. In addition, Insight Strategic Investments - SGPS, S.A. (“Insight”, company 99.99% owned by Ongoing) held a total of 37,804,969 PT shares, corresponding to 4.22% of the share capital and voting rights in PT. In Global terms, the qualified holding of Ongoing, and the respective majority shareholder of this company, in PT totalled 60,404,969, corresponding to 6.74% of PT’s share capital and voting rights. Ongoing further informed that on 31 December 2009 it held, directly and/or indirectly, 60,404,969 PT shares.

• On 15 de December 2008, PT reported that the Barclays Group, as from 5 December 2008, held directly and indirectly 2.54% of the share capital and voting rights in PT. Barclays Group holding in PT, calculated in conformity with the terms of no. 1 of article 20 of the CVM is set out in the following table(1):

Entities	No. of Shares
Barclays Capital Securities Ltd	20,804,961
Barclays Capital Inc	1,166,027
Barclays Global Investors Japan Ltd	1,371,804
Barclays Bank Trust Co Ltd	8,000
Gerrard Investment Management Ltd	4,007
Barclays Bank Plc	129,977
Barclays Life Assurance Co Ltd	174,834
Barclays Bank (Suisse) SA	29,233
Barclays Funds	235,400
Total	23,924,243

• On 5 June 2007, Grupo Visabeira SGPS, S.A. (“Visabeira Group”, company 83.52% owned by Mr. Fernando Campos Nunes) held a total of 11,523,213 PT shares, corresponding to

(1) PT further disclosed, on 19 January 2010, that the Barclays Plc held less than 2% of the voting rights corresponding to the share capital of PT.

1.02% of the share capital and voting rights in PT. In addition, Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by the Visabeira Group) held a total of 11,144,260 shares, corresponding to 0.99% of the share capital and voting rights in PT. In Global terms, the qualified holding of Visabeira Group, and the respective majority shareholder of this company, in PT totalled 22,667,473, corresponding to 2.01% of PT’s share capital and voting rights.

• On 7 December 2009 BlackRock Inc. held a total of 21,025,118 ordinary shares representing 2.35% of PT’s share capital and corresponding voting rights in PT, resulted from the acquisition of the Barclays Global Investors business on 1 December 2009. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights are held through BlackRock Investment Management (UK) Limited.

• On 4 April 2008, Controlinveste Comunicações, SGPS, S.A. (“Controlinveste”, company controlled by Olivedesportos — Publicidade, Televisão e Media, S.A., which is controlled by Sportinveste, SGPS, S.A., which in turn is controlled by Controlinveste, SGPS, S.A., and which in turn is controlled by Mr. Joaquim Francisco Alves Ferreira de Oliveira) held a total of 20,421,247 PT shares, corresponding to 2.17% of the share capital and voting rights in PT(2).

• On 9 June 2009, Norges Bank held a total of 17,991,955 PT shares representing 2.01% of the share capital and voting rights in PT.

(2) PT further disclosed, on 3 February 2010, that (i) on 27 January 2010, Controlinveste Comunicações, SGPS, S.A., within a share capital increase through contributions in kind, transferred the ownership of 20,419,325 PT shares corresponding to 2.28% of PT’s share capital to Controlinveste International S.À.R.L.; and (ii) on 28 January 2010, Controlinveste International S.À.R.L., sold, through a transaction executed over the counter, to Controlinveste Finance International S.A., 20,419,325 PT shares representing 2.28% of PT’s share capital.

List of the holdings pursuant to the terms of article 447 of the Portuguese Commercial Companies Code

Pursuant to the terms of article 447 of the Portuguese Commercial Companies Code, PT provides the following information regarding the holdings of the members of the Board of Directors and the Statutory Auditor of PT as of the date of this report:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares.

Zeinal Bava owns 63,161 PT shares. His spouse owns 75 PT shares.

Luís Pacheco de Melo owns 45 PT shares.

Carlos Alves Duarte owns 40 PT shares.

Rui Pedro Soares owns 50 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Fernando Soares Carneiro does not own any PT shares or shares in other companies in a controlling or group relationship.

Shakhaf Wine does not own any PT shares or shares in other companies in a controlling or group relationship.

José María Álvarez-Pallete Lopéz owns 100 PT shares. José María Álvarez-Pallete Lopéz is a board member of Telefonica, which owns a qualified position of 89,651,250, corresponding to 10.0% of PT’s share capital and voting rights.

Francisco Manuel Marques Bandeira owns 483 PT shares. Francisco Manuel Marques Bandeira is a board member of CGD, which owns a qualified position of 65,410,185, corresponding to 7.30% of PT’s share capital and voting rights.

José Guilherme Xavier de Basto does not own any PT shares or shares in other companies in a controlling or group relationship.

Santiago Fernández Valbuena owns 100 PT shares. Santiago Fernández Valbuena is a board member of Telefonica, which owns a qualified position of 89,651,250, corresponding to 10.0% of PT’s share capital and voting rights.

João Manuel de Mello Franco owns 13,308 PT shares.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which owns a qualified position of 71,660,806, corresponding to 7.99% of PT’s share capital and voting rights.

Mário João de Matos Gomes does not own any PT shares or shares in other companies in a controlling or group relationship.

Gerald Stephen McGowan does not own any PT shares or shares in other companies in a controlling or group relationship.

Rafael Luís Mora Funes does not own any PT shares or shares in other companies in a controlling or group relationship. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of Ongoing, which owns a qualified position of 60,404,969, corresponding to 6.74% of PT’s share capital and voting rights.

Maria Helena Nazaré does not own any PT shares or shares in other companies in a controlling or group relationship.

Amílcar Carlos Ferreira de Morais Pires owns 2,146 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES, which owns a qualified position of 71,660,806, corresponding to 7.99% of PT’s share capital and voting rights.

António Manuel Palma Ramalho owns 474 PT shares.

Francisco Teixeira Pereira Soares does not own any PT shares or shares in other companies in a controlling or group relationship.

Jorge Humberto Correia Tomé does not own any PT shares or shares in other companies in a controlling or group relationship. Jorge Humberto Correia Tomé Varela is a board member of CGD, which owns a qualified position of 65,410,185, corresponding to 7.30% of PT’s share capital and voting rights.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which owns a qualified position of 22,667,473, corresponding to 2.01% of PT’s share capital and voting rights.

Milton Almicar Silva Vargas does not own any PT shares or shares in other companies in a controlling or group relationship.

Nuno de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of Ongoing, which owns a qualified position of 60,404,969, corresponding to 6.74% of PT’s share capital and voting rights.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any PT shares or shares in other companies in a controlling or group relationship.

Report and Opinion of the Audit Committee

Translation of the original version issued in the Portuguese Language

REPORT AND OPINION OF THE AUDIT COMMITTEE
ON THE STANDALONE ANNUAL REPORT AND ACCOUNTS
FOR THE FISCAL YEAR OF 2009

1 — Introduction

Under the terms and for the purposes of paragraph g) to Article 423-F of the Portuguese Companies Act and of Article 28 of the Company’s articles of incorporation, the Audit Committee of Portugal Telecom, SGPS, S.A. (“The Company” or “PT SGPS”) hereby presents its report and opinion on the Company’s Standalone Annual Report and Accounts for the year ended December 31, 2009 and the proposal for application of profits presented by the Board of Directors.

The financial statements included in the Standalone Annual Report and Accounts refer to the Company’s activity at an individual level and were prepared in accordance with accounting principles generally accepted in Portugal. The Company has prepared, in accordance with applicable legislation, consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, published separately.

2 — Supervisory activities

Within its responsibilities as the Company’s supervisory body, in 2009 the Audit Committee has overseen the management and the evolution of the Company’s businesses and its compliance with the applicable legal, regulatory and accounting rules and pursued various supervisory activities of the quality and integrity of the Company’s financial information preparation and disclosure processes.

During the fiscal year, the Audit Committee held periodic meetings with the officers responsible for the preparation of the Company’s Standalone Annual Report and Accounts and of the

www.telecom.pt

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accounts of relevant subsidiaries, as well as with the Company’s Independent Auditors and the Statutory Auditor, with which discussed the adequacy of the accounting principles and valuation criteria adopted in the closing of the accounts and of the criteria adopted in the preparation of the management report. In addition, the Audit Committee has reviewed the Statutory Auditor’s Opinion and the Independent Auditors’ Report, both referring to the aforementioned standalone financial statements approved by the Board of Directors, which were issued without any qualifications.

The Audit Committee has also supervised the qualifications, independence and work of the Company’s Independent Auditors and Statutory Auditor, as well as of the quality, integrity and effectiveness of the Company’s internal control and risk management systems and of the internal audit function of PT SGPS.

As far as the internal control system is concerned, we highlight that it was certified by the Company’s Independent Auditors in 2009, by reference to the year of 2008, in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act and on the basis of the methodology defined by COSO (Committee of Sponsoring Organizations).

The aforementioned supervisory activities will be further detailed in the Audit Committee’s activities report relating to the year of 2009 disclosed in the Company’s website.

3 - Opinion on the Standalone Annual Report and Accounts for the fiscal year of 2009 and the related proposal for application of profits

Taking into consideration the above-mentioned, it is the opinion of the Audit Committee that:

1 - The Standalone Annual Report and Accounts for the year ended December 31, 2009, which include the balance sheet, the statements of income by nature and by function and of cash flows and the related notes thereto, for the year then ended, comply with the applicable accounting principles and legal and statutory provisions and give a true and fair view of the

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assets, liabilities, financial position and results of Portugal Telecom, SGPS, SA, and should be approved by the General Shareholders Meeting of PT SGPS;

2 - The proposal for application of profits presented by the Board of Directors, and included in the Standalone Annual Report, should also be approved by the General Shareholders Meeting of PT SGPS.

Lisbon, March 4, 2010

THE CHAIRMAN OF THE AUDIT COMMITTEE

/s/ João Manuel de Mello Franco
(João Manuel de Mello Franco)

THE MEMBERS

/s/ José Guilherme Xavier de Basto	/s/ Mário João de Matos Gomes
(José Guilherme Xavier de Basto)	(Mário João de Matos Gomes)

3

Statutory Auditor’s Report

P. MATOS SILVA, GARCIA JR., P. CAIADO & ASSOCIADOS SOCIEDADE DE REVISORES OFICIAIS DE CONTAS

STATUTORY AUDITORS’ OPINION ON THE STAND ALONE FINANCIAL STATEMENTS

INTRODUCTION

1.     We have examined the stand alone financial statements of Portugal Telecom, SGPS, S.A. (“Company”) for the fiscal year 2009, comprising the balance sheet as of December 31, 2009 (which reflect total assets of 12.666.173.773 Euros and a total equity of 2.007.555.462 Euros, including a net income for the year of 529.778.473 Euros), and the income statements by nature and by functions, the statement of cash flows and the notes to financial statements for the year then ended. These financial statements relate to the standing alone activity of the Company and have been prepared in accordance with accounting principles generally accepted in Portugal.

RESPONSIBILITIES

2.     The Board of Directors is responsible for the preparation of stand alone financial statements which present a true and fair view of the state of affairs, results of operations and cash flows of the Company, for the adoption of adequate accounting policies and criteria and for the maintenance of an appropriate system of internal control, as well as for the disclosure of any relevant facts that have influenced its operations, financial position and results of operations.

3.     It is our responsibility to report our independent professional opinion, based on our audit of such financial statements.

SCOPE

4.     Our examination was made in accordance with generally accepted Portuguese Statutory Auditing Standards, which require our audit to be planned and performed in order to provide reasonable assurance that the stand alone financial statements are free from material misstatements. Therefore, our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements, and assessment of the significant estimates, which were based on judgements and criteria

Sócios: Pedro Matos Silva. António Pires Caiado, João Paulo Ferreira, Luisa Maria Rebordão

R. Machado de Castro, 76, 4° Dto 3000-320 Coimbra	Telf.: 239 836 532	Fax: 239 836 937	E-mail: ms.sroc.co@mail.telepac.pt
R. Luciano Cordeiro, 113, 6° Esq. 1150-214 Lisboa	Telf.: 213 522 176	Fax: 213 521 924	E-mail. ms.sroc.lx@netcado.pt

Capital social: 7 500 €uros - Contribuinte n° 501 801 804 – Inscriçāo na O.R.O.C. com o n°44
Inscriçāo no Registo de Auditores da Comissāo do Mercado de Valores Mobiliários n° 1054 defined by the Board of Directors, used in the preparation of the financial statements, assessment of the adequacy of the accounting policies adopted and related disclosures, in the circumstances, examination of the adequacy of the going concern basis of preparation of the financial statements, and evaluation of the overall adequacy of the presentation of the financial statements.

5.     Our examination also included the checking of the agreement of the financial information included in the Directors’ Report with the financial statements.

6.     We consider that the audit that we performed provides a reasonable basis for the expression of our opinion.

OPINION

7.     In our opinion, the stand alone financial statements mentioned above, give a true and fair view, in all material respects, of the financial condition of Portugal Telecom, SGPS, S.A. as of December 31, 2009, and of its results of operations and cash flows for the year then ended, in accordance with accounting principles generally accepted in Portugal.

Lisbon, March 5, 2010

P. Matos Silva, Garcia Jr., P. Caiado & Associados
Sociedade de Revisores Oficiais de Contas
represented by

/s/ Pedro Matos Silva
Pedro Matos Silva

Sόcios: Pedro Matos Silva, Antόnio Pires Caiado, Joāo Paulo Ferreira, Luisa Maria Rebordão

Independent Auditor’s Report

Deloitte & Associados, SROC S.A.
Inscriçāo na OROC nº 43
Registo na CMVM nº 231

Edifício Atrium Saldanha
Praça Duque de Saldanha, 1 - 6º
1050-094 Lisboa
Portugal

Tel: +(351) 210 427 500
Fax: +(351) 210 427 950
www.deloitte.pt

AUDITORS’ REPORT

(Translation of a report originally issued in Portuguese)

Introduction

1.                             Pursuant to the article 245 of Portuguese Securities Market Code, we hereby present our Auditors’ Report on the financial information contained in the Board of Directors’ Report and the accompanying financial statements of Portugal Telecom, SGPS, S.A. (“the Company”), for the year ended 31 December 2009, which comprise the balance sheet as of 31 December 2009 that presents a total of 12,666,173,773 Euros and shareholders’ equity of 2,007,555,462 Euros, including a net profit of 529,778,473 Euros, the income statements by natures and by functions, the statement of cash flows for the year then ended and the corresponding notes.

Responsibilities

2.                             The Company’s Board of Directors is responsible for: (i) the preparation of financial statements that present a true and fair view of the financial position of the Company, the results of its operations and its cash flows; (ii) the preparation of historical financial information in accordance with generally accepted accounting principles that is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code; (iii) the adoption of adequate accounting policies and criteria and the maintenance of an appropriate system of internal control and; (iv) the disclosure of any significant facts that have influenced its operations, financial position or results of operations.

3.                             Our responsibility is to audit the financial information contained in the accounting documents referred to above, including verifying that, in all material respects, the information is complete, true, timely, clear, objective and licit, as required by the Portuguese Securities Market Code, and to issue a professional and independent report based on our work.

Scope

4.                             Our audit was performed in accordance with the Auditing Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require that the audit be planned and performed with the objective of obtaining reasonable assurance about whether the financial statements are free of material misstatement. An audit includes verifying, on a sample basis, evidence supporting the amounts and disclosures in the financial statements and assessing the significant estimates, based on judgments and criteria defined by the Board of Directors, used in their preparation. An audit also includes assessing the adequacy of the accounting policies used and their disclosure, taking into consideration the circumstances, verifying the applicability of the going concern concept, assessing the adequacy of the overall presentation of the financial statements and assessing that, in all material respects, the information is complete, true, timely, clear, objective and licit. An audit also includes verifying that the information included in the Board of Directors’ Report is consistent with the financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity.

Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo: Sociedade civil sob a forma comercial | Capital Social. 500.000,00 Euros | Matricula C.R.C. de Lisboa e NIPC: 501 776 311

Sede: Edificio Atrium Saldanha, Praça Duque de Saldanha, 1 - 6º, 1050-094 Lisboa | Porto: Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13º, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Opinion

5.                             In our opinion, the financial statements referred to in paragraph 1 above, present fairly in all material respects for the purposes explained in paragraph 6 below, the financial position of Portugal Telecom, SGPS, S.A. as of 31 December, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Portugal and the financial information contained therein is, under terms of the definitions included in the auditing standards referred to in paragraph 4 above, complete, true, timely, clear, objective and licit.

Emphasis

6.                             The financial statements referred to in paragraph 1 above refer to the Company’s operations on an individual basis and were prepared in conformity with generally accepted accounting principles in Portugal for approval and publication in accordance with current legislation. As explained in Note 3 c) the investments in group and associated companies are recorded by the equity method. The Company prepared, in accordance with current legislation, consolidated financial statements in conformity with the International Financial Reporting Standards (“IFRS”) as adopted in the European Union, for separately approval and publication.

Lisbon, 4 March 2010

/s/ Joâo Luís Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by Joâo Luís Falua Costa da Silva

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.